December 31, 2008

Mr. Peng K. Lim
P.O. Box 16005
Albany, NY 12212

Re:     Amendment to Employment Agreement, Chief Executive Officer of Mechanical Technology, Incorporated

Dear Mr. Lim:

This letter amends and restates our agreement with respect to the terms of your employment with Mechanical Technology, Incorporated (“MTI” or the “Company”) as Chairman and Chief Executive Officer of MTI and President and Chief Executive Officer of MTI MicroFuel Cells Inc. (“MTI Micro”). This letter supersedes the letter to you dated May 4, 2006 (the “Prior Letter”). The terms of your employment agreement, as amended and restated, effective as of December 31, 2008 are as follows:

1. Base Salary: Effective January 1, 2009, your base salary is increased to $350,000 per year; provided that for the months of January 2009 and February 2009, your base salary will be temporarily reduced by $8,333 per month. In consideration of your past services, the postponement of your last annual salary increase from your May anniversary date and the salary reduction in January and February 2009, you will also be paid on April 30, 2009 either (A) $50,000 of equity interests in (i) MTI Micro Series-A preferred stock based on the per share valuation paid by the investors in the Series-A financing, if the next MTI Micro preferred financing closes on or before March 31, 2009, or (ii) MTI Micro common stock based on a per share valuation agreed upon by MTI Micro and the majority of the MTI Micro bridge note holders, if the next preferred financing does not close on or before March 31, 2009; or (B) an MTI Micro secured demand note in the amount of $50,000, if the next preferred financing does not close on or before March 31, 2009 and the parties cannot agree on a valuation for MTI Micro common stock, or a change in control of MTI Micro occurs before April 30, 2009. Your base salary will be paid in accordance with the Company’s regular payroll procedures.

2. Bonus: You will be eligible to receive a retention bonus for the achievement of certain milestones related to the MTI Micro business. There shall be two such milestones, the attainment of each milestone shall result in a cash payment of $87,500 (which is equal to 25% of your base salary effective January 1, 2009) (or up to $175,000 if both milestones are met), of which 75% of the applicable bonus will be paid to you in January 2009 after the applicable milestone is achieved and the remaining 25% will be paid in April 2009, provided that you are employed by the Company on such dates. These milestones shall be:

  Milestone 1: The delivery of a minimum of two (2)prototypes to the Original Equipment Manufacturers (OEMs) by December 31, 2008.

  Milestone 2: The completion $1.153 million of revenue in 2008 under the Department of Energy (DOE) contract (which expires in April 2009) by December 31, 2008.

In addition, you will be eligible for future bonus arrangements with a targeted annual payout of 50% of base salary payable based on years (“Anniversary Years”) between anniversaries (“Anniversary Dates”) of your May 8, 2006 commencement date, the first such bonus payable for the May 2009 to May 2010 period. Nothing in this section is intended to prevent a greater discretionary bonus in the MTI Board’s discretion. Except as provided below with respect to termination of employment, you must remain employed through your Anniversary Date to receive a bonus for the first and any applicable subsequent Anniversary Year then ending. For any following Anniversary Years after your first Anniversary Year during which you remain employed hereunder, bonus components will be set each year by the MTI Board in its sole discretion, and the MTI Board will evaluate your performance at the end of each such year. The bonuses described in this paragraph, if any, shall be payable within 60 calendar days following the end of the applicable Anniversary Date.

3. Stock Options. The Company’s Board of Directors will grant you options for 70,000 shares of MTI stock, with one-half of the shares vesting immediately and one-half of the shares vesting quarterly over three years. In the event that MTI Micro receives private financing, the MTI Board will recommend that you are eligible to receive options in MTI Micro representing approximately 7% of the total equity in MTI Micro post Series-A stock; with one-half of the shares vesting immediately and one-half of the shares vesting quarterly over a period of three years. Any options will be exercisable for a period of up to the earlier of (i) five years after your termination of employment or (ii) the maximum exercise period permitted under the respective option plan. These are only recommendations and shall not be binding on the Company or MTI Micro. All stock options will be granted with a per share exercise price equal to the fair market value of a share of the stock subject to the option, determined in accordance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the final Treasury regulations and guidance issued thereunder (“Section 409A”).

4. Other Benefits: You will be eligible for 28 days, or 224 hours, of paid time off (“PTO”) per calendar year, prorated based on your date of hire and to be taken at such times as may be approved by the Company, in its sole discretion. The PTO for which you are eligible shall accrue in accordance with the Company’s regular vacation benefits procedures. The Company currently offers its employees paid holiday time. You will also be eligible to participate in the standard employee benefits programs that the Company offers to its employees from time to time, which currently include medical and dental insurance, a flexible medical and dependent care spending plan, long-term disability insurance, life insurance and a 401(k) savings and retirement plan. The Company will pay the full premium, at standard insurable rates, for $300,000 of Term Life Insurance, while you are employed and assuming that you are insurable at customary rates. The benefits made available by the Company, and the rules, terms and conditions for participation in the benefit plans may be changed by the Company at any time and from time to time without advance notice.

5. Proprietary Information, Developments, Non-Competition and Non-Solicitation Agreement: During the course of your employment you will be exposed to, and be responsible for developing, trade secrets and confidential information of the Company. Therefore, as a condition of your continued employment, you are required to continue to comply with the Proprietary Information, Developments, Non-Competition and Non-Solicitation Agreement (the “Non-Competition/Proprietary Information Agreement ”), dated and executed by you on May 4, 2006, which is incorporated by reference in its entirety.

6. No Conflicts: You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from carrying out your responsibilities for the Company, or that is in any way inconsistent with the terms of this letter. The Company has agreed to your continued service on a specific advisory board and a specific board of directors, subject to your spending on such service the limited amount of time agreed between the parties and subject to your compliance with the terms of this letter agreement and with the Non-Competition/Proprietary Information Agreement.

7. Effective Date: The terms and conditions of your employment with the Company and MTI Micro shall be governed by this letter until your employment is terminated as described below.

8. Termination of Employment: Both you and the Company shall have the right to terminate your employment for any reason and for no stated reason. If your employment ends for any reason, the Company shall pay you (or in the event of your death, your beneficiary or estate), in addition to any other amounts payable hereunder: (i) the full amount of the accrued but unpaid salary you earned through the date of termination; accrued, unused PTO; and any accrued but unpaid bonus for a completed prior Anniversary Year; and (ii) any unpaid reimbursement for business expenses that you are entitled to receive (the “Accrued Entitlements”). The amounts contemplated above shall be paid as follows: a cash lump sum payment not later than 30 days following termination, in the case of accrued but unpaid salary, PTO, and unpaid bonus (or such earlier date as the law may require), and not later than 30 days following receipt by the Company from you of appropriate documentation supporting any reimbursable expenses, in the case of reimbursable expenses, which documentation must be provided by you to the Company within 30 days after the date your employment terminates. Notwithstanding the foregoing, (i) the expenses eligible for reimbursement during any of your taxable years may not affect the expenses eligible for reimbursement in any other taxable year, (ii) such reimbursement must be made on or before the last day of your taxable year following the taxable year in which the expenses were incurred, and (iii) the right to reimbursement shall not be subject to liquidation or exchange for another benefit.

9. Termination for Cause: If you are terminated for Cause, the Company will only be obligated to pay you the Accrued Entitlements other than any accrued but unpaid bonuses, payable pursuant to the terms described in paragraph 8, above. For purposes of this letter agreement, “Cause” means (i) gross misconduct, gross negligence, theft, dishonesty, fraud, or gross dereliction of duties by you; or (ii) indictment on any felony charge or a misdemeanor charge involving theft, moral turpitude, or a violation of the federal securities laws (whether or not related to your conduct at work).

10. Termination Due to Death or Permanent Disability: If you are terminated because of your Disability or your death, you, your beneficiary, or your estate will receive:

     (i) the Accrued Entitlements, payable pursuant to the terms described in paragraph 8, above;

     (ii) a pro-rata bonus for the year of your separation from service (within the meaning of Section 409A), based on your target bonus for that year, assuming that your separation occurs at least six months into the Anniversary Year, with the payment to be made on the sixtieth ( 60th) day after your separation from service;

     (iii) unvested Time-Based Stock Options (as described in the Prior Letter) shall continue to vest for an additional quarter;

     (iv) unvested Performance-Based Stock Options (as described in the Prior Letter) shall vest as of the date of termination; and

     (v) all vested options described shall remain exercisable for a period of up to the earlier of (i) five years after your termination of employment, (ii) the maximum exercise period permitted under the respective option plan, except as the applicable option plan otherwise provides for options generally (such as in connection with a sale of the Company) or (iii) the expiration of the term of the respective option agreement.

Nothing in this section prevents the MTI Board (or other applicable person or entity) from providing additional vesting or exercisability on death or Disability. For purposes of this Agreement, “Disability” means (i) that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) that you are by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under the Company’s accident and health plan. You will be deemed disabled if either determined to be totally disabled by the Social Security Administration, or if determined to be disabled under the Company’s disability insurance program provided that the definition of disability applied under such program complies with the above definition and Section 409A.

11. Involuntary Termination by the Company without Cause or Termination by you for Good Reason: In the event of your involuntary termination by the Company other than for Cause, death or Disability or termination by you for Good Reason, you shall receive the following: (i) the Accrued Entitlements, payable pursuant to the terms described in paragraph 8, above; (ii) your regular base salary at the rate in effect at your termination and your target bonus, paid in equal monthly installments according to the Company’s regular payroll practices, for a period of 12 months from the date of your separation from service (the “Salary Continuation Period”), and a pro-rata bonus for the year of termination based on your target bonus payable within 30 days of your termination, regardless of whether you obtain alternative employment; (iii) Company-paid COBRA continuation, should you elect COBRA continuation, for health, dental, and optical coverage, for a period of one year or until you obtain equivalent coverage elsewhere, whichever occurs earlier; (iv) expense in the first year of the Salary Continuation Period of converting your group life insurance coverage to an individual policy to be paid by the Company (if you are covered at termination and choose to convert to an individual life insurance policy); and (v) continued vesting of your stock options, at the rate described in the Stock Options section of the Prior Letter (and with full acceleration of the vesting of the Performance-Based Options), during the Salary Continuation Period and with continued exercisability for all vested options for a period of up to the earlier of (i) five years after your termination of employment, (ii) the maximum exercise period permitted under the respective option plan, except as the applicable option plan otherwise provides for options generally (such as in connection with a sale of the Company) or (iii) the expiration of the term of the respective option agreement.

It is intended that the COBRA benefits described in the preceding paragraph are exempt from Section 409A. To the extent that the life insurance benefits described in the preceding paragraph are not exempt from Section 409A, then (i) the amount of expenses eligible for reimbursement or the benefits provided during any of your taxable years shall not affect the expenses eligible for reimbursement or benefits to be provided in any other taxable year; (ii) any reimbursements of expenses will be made on or before the earlier of last day of your taxable year following the taxable year in which the expense was incurred and the end of the second taxable year following the taxable year of your separation from service; and (iii) the right to reimbursement or benefits shall not be subject to liquidation or exchange for another benefit.

For purposes of this letter agreement, “Good Reason” means (i) a material diminution in your base compensation, (ii) a material diminution in your authorities, duties, or responsibilities, or (iii) relocation of your job to a location outside a 50 mile radius of MTI’s office location. As provided above, the MTI Board has appointed you to the MTI Board and has nominated you for election or reelection, but if the public shareholders fail to elect or re-elect you, your ceasing to be a member of the MTI Board will not constitute Good Reason for purposes of this letter agreement. To resign for Good Reason, you must (i) provide the MTI Board with notice of the act or omission you consider to provide Good Reason within 90 days of its occurrence, (ii) provide the Company with at least 30 days from receipt of such notice to cure the act or omission, and (iii) terminate your employment within 135 days after the occurrence of the Good Reason if it was not cured within such period.

12. Termination in Connection with Change in Control. In the event you are involuntarily terminated other than for Cause, death or Disability or terminate your employment for Good Reason, in anticipation of (and at the direction of an acquirer), in connection with, or during the 12 months immediately following a Change in Control, you shall continue to receive your regular base salary at the rate in effect at termination and your target bonus for a period of 12 months from the date of your separation from service (in equal monthly installments according to the Company’s regular payroll practices). You will also receive a pro-rata bonus for the year of termination based on your target bonus payable within 30 days of your termination, regardless of whether you obtain alternative employment. In the event of any involuntary termination other than for Cause, death or Disability or termination for Good Reason following a Change in Control, Section 6 of the Non-Competition/Proprietary Information Agreement (concerning non-competition) shall become ineffective at the end of the Salary Continuation Period, but all other provisions of that agreement shall remain in full force and effect.

For purposes of this letter agreement, “Change of Control” means one of the following events: (i) the merger, consolidation or other reorganization of the Company in which the outstanding Common Stock is converted into or exchanged for a different class of securities of the Company, a class of securities of any other issuer (except a subsidiary or parent corporation), cash or other property other than (a) a merger, consolidation or reorganization of the Company which would result in the voting stock of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least sixty percent (60%) of the combined voting power of the voting stock of the Company or such surviving entity outstanding immediately after such merger, consolidation or reorganization of the Company, or (b) merger, consolidation or reorganization of the Company effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than forty-nine percent (49%) of the combined voting power of the Company’s then outstanding stock; (ii) the sale, lease or exchange of all or substantially all of the assets of the Company to any other corporation or entity (except a subsidiary or parent corporation); (iii) the adoption by the stockholders of the Company of a plan of liquidation and dissolution; (iv) the acquisition (other than acquisition pursuant to any other clause of this definition) by any person or entity, including without limitation a “group” as contemplated by Section 13(d)(3) of the Exchange Act, of beneficial ownership, as contemplated by such Section, of more than twenty-five percent (25%) (based on voting power) of the Company’s outstanding capital stock or acquisition by a person or entity who currently has beneficial ownership which increases such person’s or entity’s beneficial ownership to fifty percent (50%) or more (based on voting power) of the Company’s outstanding capital stock; or (v) as a result of or in connection with a contested election of directors, the persons who were directors of the Company before such election shall cease to constitute a majority of the MTI Board. Notwithstanding the provisions of clause (iv) above, a Change of Control shall not be considered to have occurred upon the acquisition (other than acquisition pursuant to any other clause of the preceding sentence) by any person or entity, including without limitation a “group” as contemplated by Section 13(d)(3) of the Exchange Act, of beneficial ownership, as contemplated by such Section, of more than twenty-five percent (25%) (based on voting power) of the Company’s outstanding capital stock or the requisite percentage to increase their ownership to fifty percent (50%) resulting from a public offering of securities of the Company under the Securities Act of 1933, as amended.

13. Required Release. You agree that the Company’s payment of severance and acceleration of options are conditioned on your signing, returning to the Company and not revoking a customary release of all claims relating to your employment, compensation, and termination and such other matters as the Company reasonably requests on termination, within 60 days following your separation from service (such 60th day, the “Release Deadline”). Any severance payments due under paragraphs 11 and 12, above, shall be paid or commence on the first regular payroll date following the Release Deadline, with the first such payment including the amount due from the date of your separation from service.

14. Indemnification. The Company shall indemnify you as an officer, director and employee of MTI and MTI Micro and shall cover you with directors’ and officers’ liability insurance coverage during your employment and thereafter in the same manner as MTI covers its directors to the extent such coverage is reasonably obtainable. Any payment made pursuant to this paragraph shall be paid no later than the fifteenth (15th) day of the third (3rd) month following the end of the indemnitee’s first taxable year in which the right to payment is no longer subject to a substantial risk of forfeiture as defined in Section 409A.

15. Attorney Fees. The Company will pay and/or reimburse you up to $10,000 for the cost of any attorney’s fees you incur in connection with your legal representation concerning this amended letter agreement.

16. Dispute Resolution: This letter agreement shall be governed by the laws of the State of New York (without reference to conflict of laws provisions thereof). Any dispute arising under, or alleging violation of, this letter agreement, including any claim, charge, or cause of action by you for discrimination under any federal, state or local employment discrimination law (including, without limitation, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the New York Human Rights Law) or under any other statute dealing with employment rights, and any common laws claims, including contract or tort claims, shall be submitted exclusively to and settled by arbitration under the Employment Dispute Arbitration rules of the American Arbitration Association. The arbitration shall be held in the County of Albany, State of New York. The arbitrator shall be chosen in accordance with the Employment Dispute Arbitration rules of the American Arbitration Association. The decision of the arbitrator shall be final and binding. In construing or applying this letter agreement, the arbitrator’s jurisdiction shall be limited to interpretation or application of this letter agreement; the arbitrator shall not have the power to add to, to delete, or modify any provision of this letter agreement. Each party shall bear its own expenses in arbitration, except that the parties shall share the costs of the arbitrator equally. The arbitrator is hereby authorized to award attorneys’ fees to the prevailing party to the same extent the prevailing party would be entitled to an award of attorneys’ fees pursuant to the above-enumerated statutes, any enforcement provisions contained in those statutes, or under common law. Both the Company and you expressly waive any right that either has or may have to a jury trial of any dispute arising out of or in any way relating to this letter agreement or any breach thereof. The requirement of submission of claims to arbitration shall not apply to claims for workers’ compensation or unemployment compensation or claims by the Company or you for temporary restraining orders or permanent injunctions (“temporary equitable relief”) in cases in which such temporary equitable relief would otherwise be authorized by law, including, but not limited to, claims for equitable relief arising out of breach of your Non-Competition/Proprietary Information Agreement.

17. Separation from Service. For purposes of this Agreement, termination from employment shall mean “separation from service” within the meaning of Section 409A.

18. Section 409A. Each payment hereunder subject to Section 409A will be considered a separate payment for purposes of Section 409A. It is intended that the payments and benefits provided under paragraphs 11 and 12 (other than the pro-rata bonus for the year of termination) are exempt from Section 409A under Treasury Regulation Section 1.409A-1(b)(9)(iii) to the extent of the dollar limit set forth therein. To the extent that it is determined by the Company in good faith that all or a portion of any payments hereunder subject to Section 409A made in connection with your separation from service are not exempt from Section 409A and that you are a “specified employee” (within the meaning of Section 409A) at the time of your separation from service, then payment of such non-exempt payments shall not be made until the date that is six months and one day after your separation from service (or, if earlier, your death), with any payments that are required to be delayed being accumulated during the applicable delay period and paid in a lump sum on the first business day following the end of the applicable delay period and any subsequent payments, if any, being paid in accordance with the dates and terms set forth herein.

This Agreement is intended to comply with the provisions of Section 409A and the Agreement shall, to the extent practicable, be construed in accordance therewith. Terms defined in this Agreement shall have the meanings given to such terms under Section 409A if and to the extent required to comply with Section 409A.

19. Tax Withholding; Tax Gross-up. The Company shall withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation. If you become subject to income taxes and/or excise taxes as a result of a violation of Section 409A with respect to compensation paid or made available to you pursuant to this letter, the Company will reimburse you in an amount equal to all such taxes imposed upon you plus the amount of additional taxes imposed upon you due to the Company’s payment of such taxes, in a manner intended to put you in the same after-tax economic position had such taxes under Section 409A not been imposed on you. Any such tax gross-up payment will be made as soon as practicable, but in no event later than the end of the calendar year next following the calendar year in which you remit the related taxes.

20. Entire Agreement; Amendment. You acknowledge that this letter agreement represents the entire understanding between you and the Company and any and all prior written or oral discussions and agreements between you and the Company relating to the subject matter of this letter or your employment with the Company. This letter agreement cannot be amended except in a writing signed by both you and an authorized representative of the Company. This letter is binding on our respective successors and assigns; provided, however, that your obligations are personal and shall not be assigned by you.

[Signature Page Follows]

If the foregoing is acceptable, please countersign this letter in the space provided below.

Sincerely,

/s/ E. Dennis O’Connor
E. Dennis O’Connor Chairman of the Governance, Compensation and Nominating Committee Mechanical Technology, Incorporated

Accepted:

/s/ Peng K. Lim
Peng K. Lim Date: December 31, 2008